SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

American Reprographics Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

029263100
(CUSIP Number of Class of Securities’ Underlying Common Stock)

K. Suriyakumar
President and Chief Executive Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Glenn J. Luinenburg, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,213,574	$67.72

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,177,425 shares of common stock of American Reprographics Company having an aggregate value of $1,213,574 as of April 17, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$67.72
Form or Registration No.:	Schedule TO-I
Filing party:	American Reprographics Company
Date filed:	April 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 22, 2009, as amended by Amendment No. 1 to Schedule TO filed on May 14, 2009 (as so amended, the “Schedule TO”) by American Reprographics Company, a Delaware corporation (the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2005 Stock Plan.
     Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended to add the following sentences: “The offer expired on May 20, 2009 at 9:00 Pacific time. We have accepted for cancellation options to purchase 1,479,250 shares of the Company’s common stock, which were cancelled as of May 20, 2009. We have issued new options to purchase up to 1,479,250 shares of the Company’s common stock in exchange for the options surrendered in the Offer to Exchange.”
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

AMERICAN REPROGRAPHICS COMPANY
/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar
Chief Executive Officer and President

Date: May 22, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated April 22, 2009.

(a)(1)(B)*	E-mail to all Eligible Employees from Kumarakulasingam “Suri” Suriyakumar dated April 22, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Screen Shots of Offer Website.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder E-mail.

(a)(1)(H)*	Offer Period Expiration Notice.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)
American Reprographics Company Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(d)(2)	American Reprographics Company 2005 Stock Plan, incorporated herein by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 13, 2005.

(d)(3)
Forms of Stock Option Agreements under the 2005 Stock Plan, incorporated herein by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.